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December 13, 1996                                     Exhibit (a)(12)
                                                      Contact:  Chris Ahearn
                                                      (704) 633-8250, Ext. 2892
FOR IMMEDIATE RELEASE


              FOOD LION, INC. EXTENDS $26.00 PER SHARE CASH TENDER OFFER
                         FOR KASH N' KARRY FOOD STORES, INC.

    Salisbury, NC -- Food Lion, Inc. (NASDAQ-NNM: FDLNA, FDLNB) of Salisbury, North Carolina, announced today it will extend until 11:59 p.m. New York City time on December 17, 1996 its $26-per-share cash tender offer for the acquisition of shares of Kash n' Karry Food Stores, Inc. (NASDAQ-NNM: KASH) which was commenced on November 15, 1996. The tender offer previously had been scheduled to expire at midnight New York City time on December 13, 1996.
 As of 4:00 p.m., New York City time, on December 13, 1996, approximately 4,625,798 shares of Kash n' Karry's common stock had been validly tendered in the offer and not withdrawn, of which 20,250 shares were tendered pursuant to notices of guaranteed delivery. The tendered shares constitute approximately 98.9% of Kash n' Karry outstanding common stock.

    As previously announced, the decision to effect the transaction by means of a first-step tender offer reflects the shared objective of Food Lion and Kash n' Karry of allowing the stockholders, customers and employees of both companies to realize the benefits of the transaction at the earliest possible date. It is contemplated that the merger will be effected without the necessity of a Kash n' Karry stockholder vote if more than 90% of Kash n' Karry's outstanding shares are acquired in the Offer.

    As announced on October 31, 1996, Kash n' Karry's Board of Directors has approved the transaction and recommended approval and adoption of the merger by Kash n' Karry's stockholders. Institutional investors who together own approximately 67.1% of Kash n' Karry's outstanding common stock have committed to support the transaction, have granted proxies and options on their shares in favor of Food Lion, and have agreed to tender their shares in the Offer.

    Consummation of the transaction is subject to satisfaction of certain conditions, including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. It is anticipated that these conditions will be satisfied on or before 12:01 a.m., New York City time, December 18, 1996.

    Food Lion and its more than 72,000 employees serve more than nine million customers per week by providing Extra Low Prices and More at more than 1,100 stores in 14 states.